UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Notification of Late Filing

(Check one):    [ x ]     Form 10-K             [  ] Form 20-F         [   ]  Form 11-K
                        [   ]     Form 10-Q             [  ] Form N-SAR

For period ended: June 30, 2001

[  ]      Transition Report on Form 10-K
[  ]      Transition Report on Form 20-F
[  ]      Transition Report on Form 11-K
[  ]      Transition Report on Form 10-Q
[  ]      Transition Report on Form N-SAR
For the transition period ended: ___________________

                 SEC File Number 0-14942
CUSIP Number

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                PRO-DEX, INC.
 (Full Name of Registrant)

  ______________________________
(Former Name, if Applicable)

               151 E. Columbine Ave.
(Address of Principal Executive Office)

             Santa Ana, CA  92707
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).

[   ]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ]      (b)   The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]      (c)   The accountant's statement or other exhibit required by Rule 12b25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense in part due to the inability of the Chief Financial Officer to travel to California from Massachusetts because of the air traffic delays caused by the September 11th disaster.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

George J. Isaac	303	641-0384
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ x ] Yes     [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x ] Yes      [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In June 2001 the Registrant sold the operating assets of two of its operating subsidiaries, Biotrol International, Inc., and Challenge Products, Inc., for an estimated pre-tax gain of $6 million.  The Registrant is expected to report an operating loss for the current period due to the economic downturn in business. The amount of the loss is unascertained due to the reasons for requesting the extension for filing the report.

                    PRO-DEX, INC.
(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 9-28-01	/s/ George J. Isaac
By: George J. Isaac Chief Financial Officer